February 22, 2007

Via EDGAR

Mr. Stephen Krikorian
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

RE: Merisel, Inc (File No. 000-17156)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2006

Dear Mr. Krikorian,

Set forth below are responses to each comment contained in your letter dated January 24,, 2007 addressed to Mr. Jon H. Peterson, Chief Financial Officer of Merisel, Inc (the “Company”). The number of each response corresponds to the number assigned to each comment in your December 14, 2006 letter. Our responses, which have been reviewed by our independent auditors, BDO Seidman, LLC, are as follows:

Revenue Recognition

1. Your response to comment number 1 in your letter dated January 16, 2007 indicates that you believe that the four revenue recognition criteria are met when the production process is complete and the goods have been shipped. Please clarify the following:

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Further explain how you meet the delivery criterion when the goods are shipped and why you believe that this is the point in time that the customer has realized the value of the final product. As part of your response, identify the shipping terms of your arrangements The Company’s shipping terms are FOB origin. Therefore, delivery is complete and title has transferred to customer when the Company transfers the goods to the shipping agent. The Company believes that it is at this point that the customer realizes the value of the final product. Please indicate whether the “purchase order” specifies the shipment date or the date the customers wants to receive the product. The purchase order normally specifies the deadline by which the customer would like to receive the job. This is not a required delivery date and it is understood that an earlier shipping date is acceptable. As part of its customer service policy, the Company makes every attempt to ship prior to and no later than the date requested. Typically the date requested and the date shipped are within a few days.

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Your response to comment number 2 in your letter dated January 16, 2007 indicates that the invoice date and terms have no impact on the timing of revenue recognition. Tell us why the invoice is not mailed when the product is shipped since the sales price is fixed. In the case that a shipment is cash on delivery, the final invoice is ready to be delivered to the client with shipment. However, for those customers that have a credit relationship with the Company, the Company typically does not delay shipment in order to prepare a final invoice. The Company’s total sales price for each job is comprised of several variables including quoted prices for in-house production processes, actual costs related to contracted services, and actual shipping costs. Before the Company begins production on a new job, these pricing variables are communicated to the client either through a quote or based on a historical relationship that the Company has with the client. Once a job is completed and the product is shipped, the Company must then gather the relevant cost information, specifically actual costs from contractors and shipping costs, before calculating the final purchase price. For most shipments, all the relevant cost information is available at the time of shipment. However, for some specialized job requests, the Company only has estimated costs available at the time of shipment. The Company is always able to estimate these costs at the time of shipment. Additionally, the final billing typically does not differ significantly from the estimate. Explain why final approval by the account manager is necessary for a product that has already been shipped. The purpose of the account manager’s final review is not to provide approval for the sale or for shipment of the goods. Instead the account manager is performing a check of the invoice to ensure that it accurately reflects the pricing and is within the quotation or other understanding reached with the client when the order was placed. The Company’s final product is customized to the client’s specifications, which may change during the course of a production job. Because of the nature of a highly customized end product, the Company believes a final review of the invoice is necessary to ensure that the invoice properly reflects the work performed and the actual costs incurred. Is the purchase order executed by both parties prior to the product shipment? That is, do you have persuasive evidence of an agreement even though the account manager’s final approval has yet to be obtained? The purchase order is executed by both parties prior to beginning production of the job and serves as the Company’s pervasive evidence of the existence of an agreement. The approval provided by the account manager at the end of a job is related to the accuracy of the information contained in the final invoice and is not evidence of approval to enter the sale agreement. In addition, further explain how you determine that collectibility is reasonably assured upon product shipment. For all new clients, a credit check is performed before the purchase order is approved for the client’s initial job request. In addition, in almost every case, the client’s initial job must be paid cash on delivery. For existing clients, the Company relies upon its long standing relationship with the client as evidence of assurance of collectibility. As part of your response, tell us how you consider that the final invoice has yet to be sent in determining collectibility. If the product is delivered to the specifications requested in the purchase order, the Company anticipates that it will be paid by the customer. The Company believes that its right to collect is based on its performing the work requested by the client and is not dependent upon the timing of billing. That is, does the company have the contractual right to bill for the product upon shipment? The Company does have the contractual right to bill for the product upon shipment because upon shipment the Company has met the requirements of the customer as outlined in the purchase order.

Note 4 Intangibles

We note your response to comment number 3 in your letter dated January 16, 2007. Further explain why you believe the CE trademark has an indefinite useful life. In this regard, please address the following:

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Your response indicates that you intend to continuously renew the trademark. Tell us whether you also have evidence to support your ability to renew. Refer to paragraph 11(d) of SFAS 142. In accordance with Paragraph 11(d) of SFAS 142, we performed an analysis of any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost. In the Asset Purchase Agreement dated December 24, 2004 between the Company and Color Edge, Inc and it shareholders (the “Seller”), the Company purchased “all patents copyrights, trademarks and service marks (whether registered or unregistered), all names (and variations thereof), all assumed fictional names and trade names.” The Company purchased “all intellectual or intangible property owned or licensed to the Seller in which the Seller has any right or interest, including without limitation, Seller’s trademarks, trademark registrations and applications, and service marks.” On March 9, 2005, the entire interest in the federally registered trademark “Color Edge” was assigned to MCEI, LLC, a wholly owned subsidiary of the Company. As such, the Company’s only legal requirements to renew the trademark are the filing of a renewal application with a minimal filling fee every ten years, which we intend to do. We know of no other legal, regulatory, or contractual agreements that would prevent the renewal of the Color Edge trademark.

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Tell us how you considered your history of customer relationships with an average life of eight years in determining that the trademark has an indefinite life. We considered the elements of our customer relationships including the tenure of these relationships when analyzing the expected future income streams generated from Color Edge’s trademark. Specifically, we used this analysis in projecting expected future sales. Part of this analysis included a review of our existing top 20 clients, who have maintained relationships with Color Edge for an average of 8 years to date. Because our current relationships with our top customers are based on many years of excellent service, we expect that most of these same relationships will continue into the future well beyond the current 8 year average. Additionally, we believe that our reputation with these top clients has and will continue to bolster our reputation in the graphic imaging industry, which will create more opportunities for Color Edge with new clients.

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Your response indicates that you valued the trademark in purchase accounting based on the income approach. Tell us the period of time over which income was assumed in this valuation. Explain why you do not believe this period represents the period over which the trademark is expected to contribute directly or indirectly to future cash flows. The Company used the “Relief from Royalty Method” and income approach to appraise the trade names and trademarks. Under this method, the fair value of trademarks is developed by attributing the savings incurred from not having to pay a royalty for the use of the firm’s trademarks. The assumption is that the firm would be willing to pay a royalty if it did not possess such trademarks. The value of the intangible assets is measured by the present value of the net cash flow savings incurred from not having to pay royalty. Net income is projected over a discrete period of time (usually five years) and discounted to indicate a present value. The residual value of asset at the end of the discreet forecast period is also discounted to present value. The sum of these two present values represents what a prudent investor would pay for the overall assets. The Company assumes that trademark has an indefinite life.

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In determining that the CE trademark had an indefinite useful life, explain how you considered that your industry is currently transitioning from the traditional business of conventional wet film processing to digital technology and there are lower barriers to entry that will permit increased competition (as noted from your response to comment number 4 in your letter dated January 16, 2007). Refer to paragraph 11(e) of SPAS 142. When estimating the useful life of Color Edge’s trademark, we considered the effects of obsolescence, demand, competition, as well as other industry factors including the transition from conventional wet-film processing to digital technology. In 2004, approximately $11,813,000 or 23% of Color Edge’s revenues were related to the conventional wet film processing. This number decreased to $7,741,000 or 14% in 2005. Conversely, revenues earned from digital technology increased 17.7% from $39,930,000 in 2004 to $46,988,000 in 2005. While the revenues from the wet processing business were not insignificant, Color Edge’s core business has always been in digital technology, where it has already made the investment in digital technology to remain competitive in the industry. We performed an analysis of the trends in the digital technology business exclusively, including an examination of the industry growth potential and Color Edge’s standing in the industry based on it superior technology, strong customer relationships, and other deliverables such as rapid turnaround and geographic production capabilities. Based on this analysis and on Color Edge’s past sales growth in the digital technology business, we believe that even without the profits from the wet-film processing business, ColorEdge will contribute positive cash flow to the Company indefinitely into the future.

Note 8. Income Taxes

3. The response to comment number 4 in your letter dated January 16, 2007 identifies the negative and positive evidence you considered in concluding that a full valuation allowance was necessary. Tell us how you weighted this evidence in your analysis. In this regard, paragraph 25 of SPAS 109 states that the weight should be commensurate with the extent to which the evidence can be objectively verified. Based on the information provided in your response, it appears that CE’s history of increasing pre-tax income is more objectively verifiable than the risks you identified related to the 2005 acquisitions and the competition in the graphics services industry. Your response should also consider that your pro forma financial statements (see your Form 8-K filed on June 26, 2006), which present the effects of your business combinations, shows pre-tax income in each period reported. Furthermore, while the risks you identify may have existed at the acquisition date to some degree, it appears that you should have had some clarity into these risks by year end. Your response should separately address your assessment as of the acquisition date and as of year end.

When considering the need for a full valuation allowance, the Company used the historical results of operations that were readily available. Specifically, the Company prepared pro forma estimations of taxable income for the years ended December 31, 2004 and 2005. This pro forma information contained the actual combined operating results of Merisel, Inc, ColorEdge and Affiliates, Comp 24, and Crush Creative, with the results prior to acquisition adjusted for certain pro forma items including intangible amortization, as disclosed in the Company’s Form 10K for the period ended December 31, 2005. The Company then adjusted the pro forma financials for the following items: 1) income from continuing operations earned from the wet processing business since it is expected that the Company will not realize profits from this business in future taxable years and 2) the excess of tax amortization of the Company’s Section 179 intangible assets over the book amortization of those intangibles. We assumed all other Schedule M1 adjustments were immaterial in aggregate.

(in thousands)	2004	2005
Pro forma income from continuing operations before tax (per Company’s filings)	$2,687	$5,902[a]
Less:
Results of operations attributable to the wet processing business	1,053	947
Excess tax amortization over book	888	1,042

Pro forma taxable income from continuing operations	$746	$3,913

a Per Footnote 3 in Form 10-K for the period ended December 31, 2005, Pro forma net income from continuing operations was $5,074. Using Company’s effective tax rate for 2005 of 14%, the pro forma pre-tax income from operations was $5,902.

Based on this analysis, we determined that on a pro forma basis the company would have had taxable income of $746 and $3,913. As noted in our previous response, management also anticipated that the Company would incur additional corporate costs related to “increasing accounting and finance staff, updating accounting systems, and complying with public company internal control requirements.” The Company anticipated that its corporate overhead costs would increase incrementally by approximately $2.5 million in 2004 and $1.5 million in 2005 in the following expense categories.

(in thousands)	2004	2005
Legal and audit fees	$550	$375
Directors fees and stock compensation expense	650	500
Incremental headcount	400	400
Increased directors and officers insurance	350	100
Investor relations	50	25
Mergers and acquisitions expense	500	100
Total	$2,500	$1,500

These additional costs would have reduced the Company’s taxable income to a loss of $1,754,000 in 2004 and income of $2,413,000 in 2005. Based on the adjustments to 2004 and 2005 information for pro forma purposes, the Company calculated only one year of profitability and a combined two year profitability of only $660,000. The Company did not believe only one year of profitability for a newly formed Company justified recording a tax asset. The Company will re-evaluate this position in 2006 at which point they will have two years of consolidated existence of all portfolio companies.

Additionally, please reconcile the statement that taxable income from digital technology will be tempered in the short-term by competitive factors with your statement in response to comment number 3 that indicates that CE is well-positioned to exploit new emerging technologies. The Company’s analysis of its future taxable income was performed at a consolidated level, which includes Color Edge. As of December 31, 2005, the Company had acquired three portfolio companies, all of which compete in the graphic imaging industry. Therefore, the Company’s risk analysis was focused on trends in this industry, which may or may not specifically affect Color Edge. Furthermore, we believe that Company’s ability to increase taxable income in the short-term is tempered by the anticipated decrease in its taxable income from the traditional wet processing business, not from the emerging digital technology business. In fact, management is optimistic that revenues from digital technology will continue to increase in all its portfolio companies in future taxable years. As stated in our response to comment 3, our positive outlook specifically related to Color Edge is based upon its competitive advantages, including superior technology, strong customer relationships, and other deliverables such as rapid turnaround and geographic production capabilities. Additionally, the Company is in the process implementing cost reduction initiatives that should increase profitability in the digital solutions business. Examples of these initiatives are combining purchasing within acquired subsidiaries to leverage volume discounts and gaining other synergies by integrating the digital technology operations of Color Edge, Comp 24, and Crush Creative. However, the benefits from these cost reduction initiatives may not be realized fully immediately, but should impact the long term.

We acknowledge that it is our responsibility for the adequacy and accuracy of the disclosure in our filings with the Commission. We understand that any staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to our filings with the Commission. In addition, we will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 212-594-4800 with any questions or comments you may have regarding this response letter. To the extent that we can be of help in facilitating this process, please do not hesitate to call. Thank you in advance for your cooperation in this matter.

Sincerely, Merisel, Inc.
By:	/s/ Jon H. Peterson
Jon H. Peterson
Title: Chief Financial Officer